NEWS RELEASE	CONTACT:	Edisa G. Revilla - Panama
507-304-2672
Pamela Salazar - U.S.
210-277-2929

COPA AIRLINES REPORTS 2ND QUARTER 2007 ON-TIME
PERFORMANCE OF 87.83%, FLIGHT COMPLETION OF 99.35%

PANAMA CITY, July 24 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings SA (NYSE: CPA), today reported 2nd Quarter 2007 on-time performance of 87.83% and a flight completion factor of 99.35 percent. Copa's on-time performance is consistently among the best in the airline industry worldwide.

“Our outstanding on-time performance is a reflection of several factors: our strategically located Hub of the Americas in Panama, having one of the youngest fleets in Latin America, and having a dedicated team of co-workers who place a high value on our customers' time,” said Pedro Heilbron, CEO of Copa Airlines.

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 39 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin. For more information, visit www.copaair.com.